SHENGTAI PHARMACEUTICAL, INC.
Changda Road East, Development District
Changle County, Shandong 262400
People’s Republic of China

March 18, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
Ibolya Ignat,
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 6010

Re:     Shengtai Pharmaceutical, Inc.
Form 10-K for the Year Ended June 30, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
Form 10-Q for the Quarterly Period ended December 31, 2008
File No. 000-51312

Dear Mr. Rosenberg and colleagues:

Reference is made to your comment letter, dated March 4, 2009 to our client, Shengtai Pharmaceutical, Inc. (the “Company”), relating to the above-captioned reports (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our responses thereto:

Form 10-K for the Year Ended June 30, 2008
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

1. It appears that all of the assets, liabilities, revenues and expenses of Weifang Shengtai Pharmaceutical Co., Ltd. relate to operations located in the People's Republic of China. Please have your auditors, who are located in California, tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:
•
Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

Mr. Jim B. Rosenberg
March 18, 2009

•
Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China. Explain how the audit and observation of inventories was performed at June 30, 2008 and 2007.

Response:
Our auditors, Moore Stephens Wurth Frazer and Torbet, LLP (“MSWFT”) are U.S. based auditors that came to our facilities in China to conduct the audit, and no other auditors were used.  MSWFT is registered with the PCAOB.  Our auditors, MSWFT, sent over an audit team led by the audit partner to our Chinese facilities to perform all required audit procedures, including inventory observation. All team members:
•	are employed by MSWFT,
•	except one, received their higher education in the United States, and
•	are bilingual in both English and Chinese, and utilize the Chinese language proficiently. .
Additionally, one team member, who has over five years of experience with a public accounting firm in China, was hired, on a temporary basis, by MSWFT to assist in performing the June 30, 2008 inventory count only.

Cash Flow Statement

2. Disclose in MD&A why it is appropriate to classify notes receivable, other receivables, other receivables — related party and other receivables — shareholder as operating cash flows.

Response:
We will add the following sentence to MD&A - Operating Activities - Fiscal Year Ended June 30, 2008 compared to Fiscal Year Ended June 30, 2007: “Notes receivable and other receivables are classified as operating cash flows because these assets are used for operating purposes. These assets are mainly used to purchase our raw materials and fund our normal operations.” We have reclassified other receivables – related party  to “cash flows – investing activities” and other receivables – shareholders to “cash flows – financing activities.

3.  Reconcile the acquisition of plant and equipment of $14,517,157 in 2008 on the cash flow statement to the increase in plant and equipment of $43,507,718 in Note 3 ($80,888,078 less $37,380,360). Disclose any non-cash investing activities as required by FAS 95.

Mr. Jim B. Rosenberg
March 18, 2009

Response:

There were $23,301,356 non-cash transactions.  The remaining balance of $5,689,205 was due to currency translation.   Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported in the statement of cash flows will not necessarily agree with changes in the corresponding balances in the balance sheet.

We have included the following non-cash activities in the “SUPPLEMENTAL DISCLOSURE”:

	2008	2007	2006
Non cash reclassification transactions of plant and equipments:

Acquisition of plant and equipment through assets other than plant and equipments	$3,366,350	$-	$-
Reclassification of advances on equipment purchase to plant and equipment upon receipt of purchase	$7,793,173	$1,183,010	$-
Acquisition of plant and equipment through liabilities	$12,141,833	$4,698,714	$-

Note 2 — Summary of Significant Accounting Policies, page F-7 Revenue Recognition, page F-8

4.  The policy provided here is vague. Please revise this policy to discuss the key characteristics of the company's sales for each of your significant products. Describe your revenue recognition policy for each revenue source separately.

Response:
Although the Company sells a variety of products, the policy for recognizing revenues is the same across all product lines, and therefore we currently have one general policy.  However, we will expand our policy discussion and include our sales return policy in response #5 below.

5.  Tell us the nature and amount of all reductions from gross sales in arriving at net sales of $90,871,223 in 2008 if any. Disclose why no allowance for returns is necessary, if true.

Response:
Approximately $38,000 were deducted to arrive at the net sales amount of $90,871,223.  The Company does not deem it necessary to record an allowance for returns because returns are immaterial and recorded at the time of the return. Further, our policy is to exchange any returns instead of refunding. We allow our customers to return products only if our product is later determined by us to be ineffective.  However, we will continue to evaluate our sales returns and will revise the sales return policy in the future as necessary.  We have also expanded the revenue recognition policy as follows:

Mr. Jim B. Rosenberg
March 18, 2009

The Company recognizes revenue when the goods are delivered, title has passed, pricing is fixed, and collection is reasonably assured. Sales revenue represents the invoiced value of goods, net of value-added tax (“VAT”), and estimated returns of product from customers. Most of the Company’s products sold in the PRC are subject to a VAT rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished products and certain freight expenses. We allow our customers to return products only if our product is later determined by us to be ineffective. Based on our historical experience over the past three years, product returns have been insignificant throughout all of our product lines.  Therefore, we do not estimate deductions or allowance for sales returns.  Sales returns are taken against revenue when products are returned from customers.  Sales are presented net of any discounts given to customers.

Impairment of long-lived assets, page F-13

6.  Please tell us and revise your disclosures as appropriate to discuss how the discontinuance of your sodium gluconate product line in May 2008 and the decrease in demand for your cornstarch products starting August 2008 affected the testing of the recoverability of your long-lived assets. Refer to paragraph 8. of SFAS 144.

Response:
We will add the following sentences in our MD&A Cornstarch - Results of Operations - Year Ended June 30, 2008 Compared with Year Ended June 30, 2007 and in Note 2- Plant and equipment and depreciation: “Our cornstarch factory is used to mainly manufacture raw materials for our glucose manufacturing in the long run. The operation interruption of cornstarch was temporary. In January 2009, the cornstarch operation returned back to normal.  Therefore, we believe no impairment of long lived assets is necessary.”

We will revise our disclosure in our 10K Other Products as follows:

At the end of June 2007, we set up a new product line to manufacture sodium gluconate. This non-corrosive, non-toxic and highly pure gluconate is gaining popularity as a chelating agent in the PRC and is widely used in pharmaceutical, construction and chemistry industries. However, we temporarily discontinued this product line in May 2008 because we did not achieve economies of scale for this product and we wanted to focus our limited resources on our main product lines. We plan to recover the productions when the market is more profitable and when we have more resources to allow such operations.  Currently, we estimate the production will be recovered in a larger scale in the year ending June 30, 2010.

Mr. Jim B. Rosenberg
March 18, 2009

7.  From the presentations included in parts of the document such as the tabular disclosure on page 4 or the analysis of the results of operations, it appears that financial information is available separately for your cornstarch and glucose operations and it appears these lines of business may represent operating segments. Please provide us your analysis under SFAS 131 that allows the company to present all operations as one segment or revise your presentation and disclosures to include segment information in your filing as required by SFAS 131.

Response:
Cornstarch is the raw material for manufacturing glucose.  The cornstarch factory is connected with glucose factories by pipes. Only excess cornstarch and byproducts (disclosed as “other products” in our reports) are sold to external customers. Our new glucose factory began operations in October 2008, which brings our glucose production capacity from 60,000 to 90,000 tons to 180,000 to 210,000 tons.  Prior to the completion of the new factory, more cornstarch was sold externally than being consumed internally. Once our glucose reaches 100% utilization rate, most cornstarch will be consumed internally. We consider the cornstarch factory a process of glucose manufacturing. Our CEO is the chief operational decision maker. He periodically reviews the consolidated financial information, accompanied by disaggregated information for purposes of allocating resources and evaluating financial performance.  As we consider the cornstarch factory to be a part of the glucose manufacturing process, there are no segment managers who are held accountable for operations, operating results and plans for levels of components below the consolidated level.

Note 7 Income taxes, page F-24

8.  The 12% effective rate disclosed in this note does not agree with the effective rate of 6% and 11% we computed from the statement of income for 2008 and 2007 respectively. Please revise as necessary.

Response:
We will revise to the following table:
	2008	2007	2006
U.S. statutory rates	34.0%	34.0%	34.0%
Foreign income not recognized in the U.S.	(34.0)	(34.0)	(34.0)
China income taxes	29.0	33.0	33.0
China income tax exemption	(17.0)	(21.0)	(33.0)
Other items (a)	(6.0)	(1.0)	-
Applicable income tax rate	6.0%	11.0%	-

(a)  In 2008, the Company received special tax credits from the local government due to government enforced regulation.  The Company was a tax-exempt entity until September 2006.  As the Company’s fiscal year began in July 2006, the Company was not subject to income taxes for two months for the year-ended June 30, 2007.

9.  Disclose why no deferred income tax expense was recognized.

Response:
The Company conducts all its operating business through its subsidiaries in China.  The subsidiaries are governed by the income tax laws of the PRC and do not have any deferred tax assets or deferred tax liabilities under the income tax laws of the PRC due to no temporary differences between financial statements carrying amounts and the tax bases of existing assets and liabilities.  The Company by itself does not have any business operating activities in the United States and is not subject to United States income taxes.

Item 9A. Controls and Procedures, page 25

10.  It does not appear that you included the disclosures required by Item 307 of Regulation S-K in the filing. Please amend your filing to provide management's conclusion as to the effectiveness of your disclosure controls.

Response:

The Form 10-K for the year ended June 30, 2008 will be amended.  Item 9A(T) will include the following language:

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), designed to ensure that information required to be disclosed in our filings under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management, including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K. Based on that evaluation, our principal executive officer and principal financial officer concluded that as of June 30, 2008, our disclosure controls and procedures were not effective.

Mr. Jim B. Rosenberg
March 18, 2009

Management's Report on Internal Control over Financial Reporting, page 25

11.  While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting. Please refer to Exchange Act Rules 13a-15 and 15d-15 and Item 308T(a) of Regulation S-K.

Response:

The Form 10-K for the year ended June 30, 2008 will be amended. The first paragraph under “Management's Report on Internal Control over Financial Reporting” will be revised to the following:

“Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act. Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Management concluded that our internal control over financial reporting was not effective as of the end of the period covered by this report. During our assessment of the effectiveness of internal control over financial reporting as of June 30, 2008, management identified significant deficiencies related to the following:”

The following language will be added:

“Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting has occurred during the quarter ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Quarterly report for the period ended December 31, 2008
Item 4. Controls and Procedures
Disclosure Controls and Procedures

12.  Your disclosure does not comply with the language in Item 307 of Regulation S-K. Please confirm to us that your principal executive and principal financial officer concluded that your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), were effective as of the end of the period covered by the report. Please revise your disclosure to clarify.

Response:

We propose to amend this quarterly report to provide a revised disclosure as follows:

“Item 4T Controls and Procedures.

 (a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), designed to ensure that information required to be disclosed in our filings under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management, including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2008, our disclosure controls and procedures were not effective.

(b) Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting has occurred during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Exhibits 31.1 and 31.2

13.  The language of the certifications filed with your most recent quarterly reports is incorrect: Please amend the certificates included in your quarterly reports for the periods ended September 30, 2008 and December 31, 2008 to include paragraph 4.(b) of the required certification. If the amendment is solely to file the corrected certifications, it may be done by filing an amendment to the filing that contains a cover page, an explanatory note, signature pages and paragraphs 1, 2, 4 and 5 of the certifications.

Response:

The certifications filed as Exhibits 31.1 and 31.2 to the Form 10-Q for the periods ended September 30, 2008 and December 31, 2008 have been revised to include paragraph 4 (b) and will be filed as amendments.

On behalf of the Company I represent as follows:

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in the registration statement; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yiru Melody Shi
Yiru Melody Shi
Chief Financial Officer